MAA - Mentor Alternative Advisors LLC
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL

OMB Number:	3235-0123
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SEC FILE NUMBER

8-68634

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 AND ENDING December 31, 2019

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MAA - Mentor Alternative Advisors LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

2 Greenwich Office Park - Suite 300

(No. and Street)

Greenwich	CT	06831
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C Bender   646.290.7248

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.

(Name – if individual, state last, first, middle name)

9221 Corbin Avenue	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, Mario Lotufo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAA - Mentor Alternative Advisors LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

DANIELLA MARCA
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01MA6379471
Qualified in New County
Commission Expires August 20, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous aud

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of MAA - Mentor Alternative Advisors LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MAA - Mentor Alternative Advisors LLC (the "Company") as of December 31, 2019, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
January 31, 2020

☎ 818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

MAA-MENTOR ALTERNATIVE ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

Assets

Cash	$	12,370
Prepaid expenses and other assets		4,055
	$	16,425

Liabilities and members' equity

Liabilities:

Accounts payable and accrued expenses	$	3,700
Total liabilities		3,700
Members' equity		12,725
Total liabilities and members' equity	$	16,425

The accompanying notes are an integral part of these financial statements.

MAA-MENTOR ALTERNATIVE ADVISORS LLC

STATEMENT OF INCOME

For The Year Ended December 31, 2019

Revenues:		
Retainer fee	$	108,000
Reimburseable expenses		8,696
Fee based		184,698
Other income		2
Total Revenues		301,396
Expenses:		
Personnel compensation		112,213
Occupancy and equipment		18,161
Professional fees		11,566
Travel and entertainment		8,454
Other operating expenses		32,427
Total expenses		182,821
Net Income	$	118,575

The accompanying notes are an integral part of these financial statements.

MAA-MENTOR ALTERNATIVE ADVISORS LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For The Year Ended December 31, 2019

Members' equity - December 31, 2018	$	35,323
Capital withdrawals		(150,000)
Capital contributions		8,827
Net income		118,575
Members' equity - December 31, 2019	$	12,725

The accompanying notes are an integral part of these financial statements.

MAA-MENTOR ALTERNATIVE ADVISORS LLC

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2019

Cash flows from operating activities	
Net income (loss)	$ 118,575
Adjustments to reconcile net income to	
(Increase) decrease in assets:	
Prepaid expenses and other assets	643
Account receivable and other assets	19,878
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	2,234
Net cash provided in operating activities	141,330
Cash flows from investing activities	
Net cash used in investing activities	-
Cash flows from financing activities:	
Capital withdrawal	(150,000)
Capital contribution	8,827
Net cash used in financing activities	(141,173)
Net decrease in cash	157
Cash, beginning of year	12,213
Cash, end of year	$ 12,370
Supplemental disclosure of cash flow information	
Cash paid during the year for interest	$ -
Cash paid during the year for income taxes	$ -

Noncash financing activities:
The $8,827 capital contributions are expenses paid by the
member on behalf of the company.

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

MAA - Mentor Alternative Advisors LLC (the "Company") was organized in the State of Delaware on May 27, 2010. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is affiliated through common ownership with Mentor International, LLC ("Affiliate").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including acting as finder for private investment funds.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company receives advisory fees in the form of success fees, non-refundable retainer fees and service fees. The Company recognizes these revenues when earned, meaning when or as its performance obligations are completed in accordance with the written terms of its engagement agreements, and collection is probable.

Note 2: INCOME TAXES

The Company, with the consent of its Members, has elected to be a Delaware Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2019, the IRS has not proposed any adjustment to the Company's tax position.

Note 3: RELATED PARTY TRANSACTIONS

The Company and Affiliate share personnel, administrative expenses, and office space. Costs incurred for such shared expenses are paid by the Affiliate and reimbursed by the Company in accordance with an administrative services agreement. For the year ended December 31, 2019, these expenses totaled $24,087 of which none was payable as of December 31, 2019. During 2019 repayment of a portion of allocated service agreement expenses had been forgiven by the Parent totaling $8,827 and are reflected as capital contributions.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4: SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events or transactions which took place that would have a material impact on its financial statements.

Note 5: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest rate or foreign exchange rate, security or commodity price, and index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees or indebtedness of others.

The Company has issued no guarantees at December 31, 2019 or during the year then ended.

Note 6: COMMITMENTS AND CONTINGENCIES

Commitments

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of December 31, 2019, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending December 31, 2019, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

Effective January 1, 2019, the Company adopted the new FASB accounting standard ASC 842, Leases, which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 482 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are: 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters.

The Company shares its office space with an affiliate under terms of an annual expense sharing agreement. This agreement is not subject to ASC 842 under the short-term exemption. This agreement is not subject to ASC 842 under the short-term exemption. As a result, the adoption of ASC 842 had no effect on the Company's financial statements for the year ended December 31, 2019.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2019, the Company had net capital of $8,670 which was $3,670 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($3,700) to net capital was 0.43 to 1, which is less than the 15 to 1 maximum allowed.

MAA-MENTOR ALTERNATIVE ADVISORS LLC

Schedule I   COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
Under SEC Rule 15c3-1

December 31, 2019

Net capital

Total Member equity		$ 12,725
Non-allowable assets, deductions and/or charges		
Prepaid expenses	$ (4,055)	
Total non-allowable assets, deductions and/or charges		(4,055)
Net capital before haircuts on securities		8,670
Haircuts		0
Net capital under SEC Rule 15c3-1		$ 8,670

Computation of basic net capital requirement

Minimum net capital requirements (6 2/3% of aggregated indebtedness of $3,700)	$ 247	
Minimum dollar net capital requirement	$ 5,000	
Minimum capital required (greater of above)		5,000
Excess net capital		$ 3,670

Computation of aggregate indebtedness

Total aggregate indebtedness in the statement of financial condition	$ 3,700
Ratio of aggregate indebtedness to net capital	0.43 to 1

There was no material difference between the net capital computation shown here and the net capital computation shown on the Compan's unaudited Part IIA Form X-17A-5 report dated December 31, 2019

MAA- MENTOR ALTERNATIVE ADVISORSLLC
Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2019

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

See report of independent registered public accounting firm

MAA - Mentor Alternative Advisors LLC
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2019



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of MAA - Mentor Alternative Advisors LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) MAA - Mentor Alternative Advisors LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which MAA - Mentor Alternative Advisors LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) MAA - Mentor Alternative Advisors LLC stated that MAA - Mentor Alternative Advisors LLC met the identified exemption provisions throughout the year ended December 31, 2019 without exception. MAA - Mentor Alternative Advisors LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MAA - Mentor Alternative Advisors LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
January 31, 2020

☎ 818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com



MAA-Mentor Alternative Advisors LLC

Assertions Regarding Exemption Provisions

We, as members of management of MAA – Mentor Alternative Advisors LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2019.

MAA – Mentor Alternative Advisors LLC

By:

Mario Lotufo, President